P, 6, 2/1/02

02017282

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 25 2002

For the month of February

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 21 February 2002

By: [signature]
John Griffin
Authorised Signatory

"BG Group continued to deliver strong performance in the quarter, completing a year of consistent underlying profit and earnings growth."

Richard V Giordano, Chairman

HIGHLIGHTS

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m (restated)		Continuing operations excluding exceptional items*	Full Year 2001 £m	Full Year 2000 £m (restated)	
657	652	*+1%*	**Turnover**	**2,638**	2,342	*+13%*
194	181	*+7%*	**Total operating profit**	**833**	688	*+21%*
115	110	*+5%*	**Earnings**	**465**	412	*+13%*
3.3p	3.1p	*+6%*	**Earnings per share**	**13.3p**	11.8p	*+13%*
1.5p	1.45p	*+3%*	**Dividend per share**	**3.0p**	2.9p	*+3%*

- **BG Group delivered excellent results for the quarter and the year.**
- **Operating profit rose by 7% for the quarter and 21% for the year.**
- **Underlying operating profit rose by 27% for the quarter and 22% for the year.**
- **Earnings per share rose by 6% for the quarter and 13% for the year.**
- **E&P volumes increased by 11% in the quarter and 6% in the year.**
- **Comgas grew its volumes by 41% in the quarter and 33% in the year.**
- **Six projects brought onstream in 2001.**
- **Acquired an interest in the Panna, Mukta and Tapti fields in India for $350 million.**
- **Buzzard appraisal boosts reserves to more than 400 million barrels.**
- **Egyptian LNG agreed to sell full Train 1 to Gaz de France.**
- **Sale of BG Storage for £421 million completed.**
- **The E&A success rate for the year was 71%.**
- **Finding costs down to $0.61 boe.**
- **Unit finding and development costs down to $3.22 boe.**
- **The Company replaced proved reserves by 264%.**
- **Proved and probable reserves up by 36% and proved reserves up by 14%.**

** Comparatives are restated to reflect the implementation of FRS 19, 'Deferred Tax' (see note 1). For details of exceptional items see pages 11 and 12 and note 2 to the Accounts.*

OUTLOOK

"Building on the solid achievements in the last quarter, BG Group continues to lay strong foundations for its future performance.

2002 will benefit from a full year's production from fields brought onstream in 2001. In addition, the Jade, Juno and the NCMA fields will enter production in 2002. The effect of the above activity, together with the acquisition of the Indian fields, should increase E&P production by more than 20% in 2002. In other areas of the business Atlantic LNG Train 2 and the San Lorenzo power station will commence operations, whilst Comgas will continue to grow strongly.

We are progressing well with the projects that are due for completion in 2003. These are the Karachaganak field expansion, the Scarab/Saffron fields and the third train of Atlantic LNG.

We continue to progress a number of projects towards sanction including: Egyptian LNG and associated upstream facilities, Atlantic LNG Train 4, ECMA and the Barca power project. Ongoing commercialisation of other projects will also contribute to our future growth. This year we will also be undertaking further appraisal work of our substantial West Delta Deep reserves, the significant Buzzard discovery and the world-class Kashagan field. These assets will contribute volumes towards our 2006 targets and beyond.

We anticipate planned investment over the period 1999 to 2003 to rise from £5 billion to £5.6 billion. This increase results from the acquisition and development of our new Indian upstream assets, the proposed pre-emption of BP/Statoil's Kashagan interests and updated investment plans for other projects including Egyptian LNG Trains 1 and 2, Simian, Sapphire and Buzzard. These investment decisions will create additional shareholder value but will delay the achievement of our 2003 ROACE target. We now expect that ROACE in 2003 will be 11-12% rather than the 13% target we had set previously. The target of 14% for 2006 remains unchanged.

Our E&P production target for 2003 will increase from 425,000 boepd to 440,000 boepd, accounting for our recent Indian acquisition and the disposal of interests in Italy and Qatar."

Richard V Giordano
21 February 2002

The results discussed in this Business Review (pages 3 to 6) relate to BG's Business Performance from continuing operations excluding exceptional items. For the impact and description of exceptional items see the consolidated profit and loss account on pages 11 and 12 and note 2 to the Accounts. Comparatives have been restated for the implementation of FRS 19 (see note 1).

GROUP RESULTS

Fourth Quarter				Full Year		
2001	2000			**2001**	2000	
£m	£m *(restated)*			**£m**	£m *(restated)*	
657	652	*+1%*	Turnover	**2,638**	2,342	*+13%*
153	144	*+6%*	Exploration and production	**606**	513	*+18%*
9	7	*+29%*	Liquefied natural gas	**29**	25	*+16%*
29	9	*+222%*	Transmission and distribution	**119**	78	*+53%*
25	33	*-24%*	Power generation	**104**	102	*+2%*
1	-	-	Storage	**21**	3	*+600%*
(23)	(12)	*-92%*	Other activities	**(46)**	(33)	*-39%*
194	181	*+7%*	Total operating profit	**833**	688	*+21%*
(13)	(23)	*-43%*	Net interest	**(80)**	(80)	-
(59)	(47)	*+26%*	Tax	**(259)**	(177)	*+46%*
115	110	*+5%*	Earnings	**465**	412	*+13%*
3.3p	3.1p	*+6%*	Earnings per share	**13.3p**	11.8p	*+13%*
304	281	*+8%*	Capital expenditure	**1,079**	883	*+22%*

Fourth quarter

BG continued to perform strongly and at constant upstream prices total operating profit increased by 27%. Gas prices per produced therm were 3% higher in the quarter whilst oil and liquids prices fell by 27% and 43% respectively. Including the impact of lower prices, total operating profit increased by 7%.

The £10 million (43%) fall in net interest is principally due to a lower charge on discounted provisions following the assignment of the Wingas contracts (see note 5). In the fourth quarter, the annual effective tax rate was reduced from 35% to 34.5%.

Earnings per share increased by 6% to 3.3 pence. At constant upstream prices, earnings increased by 25%.

Cash flow from normal operating activities (page 15) was £264 million compared with £303 million in 2000. This reflects higher operating profit offset by the increased investment in working capital required to support BG's growth. In addition, in 2000, cash flow from operating activities included one-off receipts relating to the demerger of Lattice (£18 million) and the restructuring of Premier Power (£178 million).

Full year

BG's total operating profit increased by £145 million (21%). At constant upstream prices, BG's total operating profit increased by 22%.

The net interest charge remained the same despite the higher level of borrowings (see note 5). This was due to a lower discounting charge on provisions following the assignment of the Wingas contracts. The effective tax rate of 34.5% incorporates the impact of the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1) for which prior periods have been restated.

Earnings per share increased by 13% to 13.3 pence, with higher operating profit partially offset by an increase in the effective tax rate. The Directors have proposed a final dividend of 1.5 pence per share, making 3 pence for the year (2.9 pence 2000).

Capital expenditure in the year was principally in the UK, Kazakhstan, the Southern Cone, Trinidad and Tobago and the Mediterranean Basin.

Cash flow from normal operating activities (page 15) was in line with last year at £837 million. In addition the Group incurred a number of one-off cash outflows relating to the assignment of the Wingas contract (£184 million) and the demerger of Lattice (£21 million) partially offset by the £34 million receipt arising on the favourable CATS judgment. In 2000, operating cash flow included one-off receipts in relation to Premier Power (£178 million) and the Lattice demerger (£56 million).

With year end net debt of £538 million, the Group has a gearing ratio of 13.2% (1 January 2001 9.7%).

EXPLORATION AND PRODUCTION

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m			Full Year 2001 £m	Full Year 2000 £m	
29.7	26.8	*+11%*	Production volumes (mmboe)	**108.8**	102.5	*+6%*
371	362	*+2%*	Turnover	**1,413**	1,258	*+12%*
153	144	*+6%*	Total operating profit	**606**	513	*+18%*
£13.19 **($19.13)**	£18.04 ($26.16)	*-27%* *-27%*	Average realised oil price per barrel	**£16.63** **($23.97)**	£18.42 ($28.07)	*-10%* *-15%*
15.91p	15.50p	*+3%*	Average realised gas price per produced therm	**15.48p**	13.84p	*+12%*
£1.01 **($1.46)**	£0.98 ($1.42)	*+3%* *+3%*	Lifting costs per boe	**£1.05** **($1.51)**	£1.12 ($1.70)	*-6%* *-11%*
£2.22 **($3.22)**	£2.05 ($2.97)	*+8%* *+8%*	Operating expenditure per boe	**£2.05** **($2.96)**	£2.09 ($3.19)	*-2%* *-7%*

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
Additional Operating and Financial Data is given in note 4.

Fourth quarter

Production increased by 11% (2.9 mmboe) reflecting new production from the oil-producing Blake field, and the Elgin/Franklin and Rosetta gas fields, offset by lower production from Karachaganak. Underlying turnover increased by £58 million reflecting increases in production (£51 million) and higher sales of purchased gas (£7 million). This was partially offset by lower realised prices on oil and liquids giving a net increase in turnover of £9 million. The average realised gas price per produced therm rose by 0.41 pence per therm (3%) to 15.91 pence per therm driven mainly by higher average UK contracted gas prices. Oil price realisations were 27% lower mainly due to the decline in Brent prices.

Unit lifting costs rose by 3% to £1.01 per boe mainly as a result of the temporary shutdown at Karachaganak early in the quarter. Unit operating expenditure rose by 17 pence to £2.22 per boe, reflecting the increase in lifting costs and higher unit tariff costs; the latter being a function of production mix in the quarter.The exploration charge of £32 million was £12 million higher reflecting well write-offs and increased seismic work.

Development capital expenditure was incurred principally on the Karachaganak field, West Delta Deep and the North Coast Marine Area.

Full year

The 6.3 mmboe increase in production volumes was delivered mainly by the Blake, Elgin/Franklin, ECA and Rosetta fields, offset by lower production at Karachaganak, Everest, Lomond and J-Block. Karachaganak was temporarily shut-in due to a disagreement between the Russian and Kazakh authorities over the interpretation of changes to Kazakh and Russian VAT regulations which led to the loss of over 3 mmboe of planned production. Turnover for the year increased by 12% principally due to higher production, higher realised gas prices and favourable US dollar exchange rate movements.

Lifting costs fell by 6% to £1.05 per boe (9% excluding the impact of the US dollar), while unit operating costs fell 2% to £2.05 per boe. This is the fifth successive year that unit lifting costs have been reduced. The exploration charge for the year was £72 million compared with £54 million in 2000; the increase reflecting well write-offs and increased seismic work.

Development capital expenditure of £585 million was primarily in respect of the Karachaganak

field, West Delta Deep, the North Coast Marine Area, the Jade, Blake, Elgin/Franklin, Everest, Lomond and Bongkot fields.

Fourth quarter business highlights

Following an offshore bid round, BG (30%) and its partners were awarded the highly prospective Block 3a off the east coast of Trinidad, subject to agreeing the terms of the production sharing contract. Block 3a is adjacent to Block 2c in which significant oil and gas discoveries have been made over the past year, opening up a new hydrocarbon province, offshore Trinidad.

BG has been awarded seven exploration licences in the Ebro Delta off Spain's Mediterranean coast. This is BG's first involvement in exploration in Spain.

Drilling continues on the fourth well on the Kashagan discovery in the North Caspian Sea. The contract for initial design and engineering work on Phase 1 of the East Kashagan field was awarded to a joint venture between Parsons Corporation and Fluor Corporation. BG has a current interest of 14.29% in this field; this is expected to increase to 16.67% as a result of the proposed pre-emption of BP and Statoil's interests in the field.

BG and its partners in the Buzzard discovery commenced its five well appraisal drilling programme in December. The appraisal programme will utilise two rigs and is planned to be completed around summer 2002. Following the results from two wells, completed in January 2002, recoverable oil reserves are now in excess of 400 million barrels.

The sidetrack of the successful BG-operated Blake Flank appraisal well (BG 44%) was successfully completed in December. FEED work has commenced to allow BG and its partners to fast-track the Blake Flank development. Approval by the Department of Trade and Industry is expected to be requested in the second half of the year.

BG and partners have completed the concept selection and definition for the Phase 1 development of the Simian field which will provide initial gas supplies for the proposed first train of Egyptian LNG. Marketing of the second train has commenced based on the confidence that the West Delta Deep Marine area contains sufficient reserves to support this development.

The BG-operated Armada field (BG 45.27%) commenced Phase 2 drilling on 30 November 2001. Production from the first of up to three wells is expected to commence towards the end of the first quarter. The £270 million development of the Juno fields (previously known as Phase 2 of the Easington Catchment Area) continues to progress. The fields being developed are Apollo and Minerva (BG-operated) and Whittle and Wollaston. First production is expected in the fourth quarter of 2002.

Technical difficulties have delayed first production from the Jade gas field (BG 35% non-operated) in the central North Sea. Production is now expected to commence by the end of the first quarter.

Following the recommencement of production from the Karachaganak field, realised prices fell in the fourth quarter due to the impact of the Russian Kazakh VAT situation which remains to be resolved. A three year gas sales contract was concluded with KazTransGaz, the Kazakhstan state owned gas company, for the sale of gas until the end of 2004. The Karachaganak development is now 65% complete and remains on schedule for first production through the new facilities and the Caspian Pipeline in the third quarter of 2003.

On 14 February, BG announced it had completed the purchase of the entire share capital of Enron Oil & Gas India Limited (EOGIL) from Enron Corp. for $350 million. The assets owned by EOGIL are 30% interests in the Tapti gas field and the Panna/Mukta oil and gas field, and a 62.64% interest in the CB-OS/1 exploration licence. At 31 March 2001 the estimated proved and probable reserves of the assets were a net 170 mmboe. These reserves have been acquired at a net cost per barrel of approximately $2.05. This acquisition establishes India as BG's sixth core area.

LIQUEFIED NATURAL GAS

Fourth Quarter				Full Year		
2001	2000			**2001**	2000	
£m	£m			**£m**	£m	
20	16	*+25%*	Turnover	**81**	31	*+161%*
9	7	*+29%*	Total operating profit	**29**	25	*+16%*
18	40	*-55%*	Capital expenditure	**104**	67	*+55%*

Fourth quarter

The £4 million increase in turnover reflects increased income from BG's LNG shipping and marketing activities.

The £2 million increase in total operating profit in the period arose principally due to the increased shipping income referred to above (£3 million increase in profit) and lower business development expense in the quarter (£3 million) offset by the lower operating profits of Atlantic LNG (ALNG) (£4 million). Lower profits at ALNG reflect lower prices, partially offset by a 4% increase in volumes. The lower business development expense reflects the capitalisation of costs incurred on Egyptian LNG in 2001 (expensed in 2000) following its significant progress towards commercialisation.

Investment in the quarter related mainly to the two-train expansion of ALNG.

Full year

The £50 million increase in turnover reflects increased income from BG's LNG shipping and marketing activities.

The £4 million increase in LNG total operating profit was due to an increase in shipping and marketing activity (increase from £13 million to £22 million) offset by higher business development expense (a £5 million increase in costs to £23 million). Profits at ALNG were in line with 2000. Business development effort in 2001 was focused on Egyptian LNG, Tangguh LNG, Pipavav LNG and ALNG Train 4.

Fourth quarter business highlights

A detailed Heads of Terms has been signed with Gaz de France (GdF) by BG and its partners in the Egyptian LNG project, Edison International, the Egyptian Natural Gas Holding Company and the Egyptian Petroleum Corporation (both Egyptian Government-owned companies) for the sale to GdF of the production from the first train of Egyptian LNG. Deliveries are scheduled to commence in 2005. GdF will take a 5% equity position in Train 1 and the company which is being set up to own Egyptian LNG's common facilities. BG will have a 35.5% equity interest. A FEED study for the LNG production plant and associated marine studies is currently underway and sanction of the project is anticipated in summer 2002.

BG's access to the Lake Charles regassification terminal in Louisiana commenced on 1 January 2002. This access over 22 years to the largest, most liquid gas market in the world is a central part of BG's developing position in the Atlantic Basin LNG market. The US gas market is currently being affected by cyclically low gas prices and BG will manage its shipping assets and the access to Lake Charles on an integrated basis to maximise returns. BG remains confident that the forecast growth in US demand for imported gas will make Lake Charles a very productive operation for the Group.

TRANSMISSION AND DISTRIBUTION

Fourth Quarter				Full Year		
2001	2000			**2001**	2000	
£m	£m			**£m**	£m	
191	182	*+5%*	Turnover	**834**	766	*+9%*
29	9	*+222%*	Total operating profit	**119**	78	*+53%*
51	37	*+38%*	Capital expenditure	**170**	117	*+45%*

Fourth quarter

The increases in turnover and total operating profit are primarily attributable to Comgas. Turnover at Comgas increased by £13 million while costs were £3 million lower, leading to a £16 million increase in operating profit. This reflected a 41% increase in volumes and regulatory approval to pass through earlier gas-cost increases, offset by the effect of the weaker Brazilian real.

MetroGAS' operating profit was slightly below 2000 as higher prices were offset by lower volumes principally due to higher rainfall, leading to the displacement of gas-produced power by hydroelectric power. We also began to see the impact of adverse macroeconomic conditions in Argentina. The Group's net investment in MetroGAS has been retranslated at the estimated peso exchange rate (1.70:US$1) prevailing on 11 January 2002 as this rate is considered to reflect conditions existing at the balance sheet date of 31 December 2001 (see movement in shareholders' funds, page 14).

Capital expenditure in the quarter was incurred mainly on the expansion of the transmission and distribution networks at Comgas and the construction of the Southern Cross pipeline, linking Uruguay with Argentina.

Full year

The £41 million increase in Transmission and Distribution profit reflects an improved performance across the segment, most notably at Comgas, Phoenix Natural Gas and the Bolivia-Brazil pipeline. In addition, business development and overhead costs were significantly lower than in 2000.

Increased volumes (33% higher) and prices at Comgas resulted in significantly higher sterling profits (£21 million increase) in spite of the weaker Brazilian real. MetroGAS profits of £75 million were in line with 2000, reflecting higher prices and lower costs offset by lower volumes (7% lower) principally due to higher rainfall leading to the displacement of gas-produced power by hydroelectric power.

Fourth quarter business highlights

As noted above Comgas achieved strong volume growth in the fourth quarter with particularly strong demand from the industrial sector. This was, in part, due to the substantial expansion of the distribution network into industrial areas in Rio Claro, Jaguariuna and Sumare.

As explained above MetroGAS performed satisfactorily in 2001 in the face of difficult market conditions. Since the year end the Argentine economy has deteriorated sharply and this has affected MetroGAS' business. In particular, the government has proposed extensive changes to how utilities can operate. It is not clear currently how the economy will perform in 2002 nor what regulations the government will enact. Although MetroGAS contributed £75 million to BG's operating profits in 2001, it contributed less than 3% to BG's earnings as BG's shareholding is 45.1%.

BG has experienced interruptions in capacity allocation in the Bolivia to Brazil gas pipeline. A satisfactory resolution to this situation is being sought. At present capacity is being provided but at levels below BG's nominations.

POWER GENERATION

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m			Full Year 2001 £m	Full Year 2000 £m	
49	56	*-13%*	Turnover	**192**	183	*+5%*
25	33	*-24%*	Total operating profit	**104**	102	*+2%*
25	32	*-22%*	Capital expenditure	**122**	135	*-10%*

Fourth quarter

Lower turnover reflects the scheduled step down in the level of availability payments for Premier Power following the contract restructuring as well as lower volumes of short-term sales in the wholesale market. This reduction in turnover was matched by lower operating costs, and operating profit at Premier Power was consequently unchanged.

The £8 million fall in total operating profit reflects a maintenance shutdown at Seabank power station (Phase 1 plant) and the cost of the Santa Rita plant conversion from liquids to gas.

Capital expenditure in the quarter was incurred on the Premier Power CCGT and San Lorenzo projects.

Full year

The £2 million increase in Power Generation profits primarily relates to the commencement of full commercial operations at Seabank Phase 2, offset by the planned maintenance shutdown at Seabank 1 and the cost of the Santa Rita conversion. In addition lower cost reimbursements were received on the Philippines power projects in 2001.

Fourth quarter business highlights

In the Philippines, the Santa Rita power plant re-entered full commercial operation on 1 January 2002 following its successful conversion to gas. The San Lorenzo power plant's turbines were ignited and achieved synchronisation with the Philippines national grid in December 2001. The project remains ahead of schedule for achieving its May 2002 completion date.

In Tunisia, BG has signed a letter of intent to negotiate with the government to develop Barca, a 500MW CCGT power station adjacent to the Hannibal process plant south of Sfax. The proposed power station will use untreated gas from the Miskar field and other gas discoveries in the area.

STORAGE

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m			Full Year 2001 £m	Full Year 2000 £m	
12	19	*-37%*	Turnover	**75**	77	*-3%*
1	-	-	Total operating profit	**21**	3	*+600%*
1	4	*-75%*	Capital expenditure	**5**	9	*-44%*

Fourth quarter

Storage's results reflect lower costs and are included up until 28 November 2001, the date of the disposal of the Storage business.

Full year

The £18 million improvement in Storage's full year profits are mainly due to increased capacity and commodity sales and a lower depreciation and decommissioning charge.

Fourth quarter business highlights

The sale of BG Storage Limited and associated assets for £421 million in cash was successfully completed on 28 November 2001. BG continues to contract for capacity rights in the offshore Rough facilities to assist in managing its gas sales in the UK wholesale market.

OTHER ACTIVITIES

Fourth quarter

Other activities include New Business development expenditure and certain corporate costs. The loss on Other activities increased from £12 million to £23 million principally as a result of an increase in corporate provisions for bad debts. The bad debt provision created in the quarter (£20 million) includes coverage for the Company's exposure to Enron at 31 December 2001 and an increase in BG's reserve for possible bad debts at MetroGAS. New Business development expenditure also increased in the quarter but this was more than offset by the release of that portion of the Wingas provision no longer required (£13 million).

Full year

The loss on Other activities increased from £33 million to £46 million mainly as a result of the increased corporate provision for bad debts and higher levels of expenditure on New Business. These increases were partially offset by a £7 million operating profit on Wingas (prior to its disposal) and the release of that portion of the Wingas provision no longer required (£13 million).

Fourth quarter business highlights

BG and Rinnai Corporation of Japan announced a joint project to complete the development of Micro**Gen**™, an innovative gas appliance to provide heating and electrical power for the home from a single unit. Building on advanced technology pioneered by BG in the UK, the partners expect to market the product in the UK from 2003 and elsewhere in the world thereafter.

LEGAL NOTICE

These results include "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to meet the 2003 and 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which the BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$:UK£ exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2000. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

SUPPLEMENTARY INFORMATION

Definitions

In these results:

"boe" means barrels of oil equivalent;
"boepd" means barrels of oil equivalent per day;
"bopd" means barrels of oil per day;
"CCGT" means combined cycle gas turbine;
"FEED" means front end engineering design;
"mmboe" means million barrels of oil equivalent;
"mmcmd" means million cubic metres per day; and
"mmscfd" means million standard cubic feet per day.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONTINUING OPERATIONS – FOURTH QUARTER

		2001			2000 (restated)		
		Total	Exceptional items	Business performance	Total	Exceptional items	Business performance
	Notes	£m	£m	£m	£m	£m	£m
Turnover	3	**657**	**-**	**657**	652	-	652
Operating costs		**(491)**	**-**	**(491)**	(603)	(96)	(507)
Group operating profit	3	**166**	**-**	**166**	49	(96)	145
Share of operating profits less losses in joint ventures and associated undertakings		**28**	**-**	**28**	36	-	36
Total operating profit	3	**194**	**-**	**194**	85	(96)	181
Profit on disposal of fixed assets		**78**	**78**	**-**	-	-	-
Profit on ordinary activities		**272**	**78**	**194**	85	(96)	181
Net interest	5	**(13)**	**-**	**(13)**	(23)	-	(23)
Profit on ordinary activities before taxation		**259**	**78**	**181**	62	(96)	158
Tax on profit on ordinary activities	6	**(66)**	**(7)**	**(59)**	(44)	3	(47)
Profit on ordinary activities after taxation		**193**	**71**	**122**	18	(93)	111
Minority shareholders' interest		**(7)**	**-**	**(7)**	(1)	-	(1)
Earnings		**186**	**71**	**115**	17	(93)	110
Earnings per ordinary share (i)	7	**5.3p**	**2.0p**	**3.3p**	0.5p	(2.6)p	3.1p

i) There is no difference between basic and diluted earnings per ordinary share.

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONTINUING OPERATIONS – FULL YEAR

		2001			2000 (restated)		
		Total	Exceptional items	Business performance	Total	Exceptional items	Business performance
	Notes	£m	£m	£m	£m	£m	£m
Turnover	3	**2,672**	**34**	**2,638**	2,342	-	2,342
Operating costs		**(1,945)**	**-**	**(1,945)**	(2,101)	(314)	(1,787)
Group operating profit	3	**727**	**34**	**693**	241	(314)	555
Share of operating profits less losses in joint ventures and associated undertakings		**140**	**-**	**140**	133	-	133
Total operating profit	3	**867**	**34**	**833**	374	(314)	688
Profit on disposal of fixed assets		**98**	**98**	**-**	280	280	-
Profit on ordinary activities		**965**	**132**	**833**	654	(34)	688
Net interest	5	**(63)**	**17**	**(80)**	(80)	-	(80)
Profit on ordinary activities before taxation		**902**	**149**	**753**	574	(34)	608
Tax on profit on ordinary activities	6	**(287)**	**(28)**	**(259)**	(114)	63	(177)
Profit on ordinary activities after taxation		**615**	**121**	**494**	460	29	431
Minority shareholders' interest		**(29)**	**-**	**(29)**	(19)	-	(19)
Earnings		**586**	**121**	**465**	441	29	412
Earnings per ordinary share (i)	7	**16.7p**	**3.4p**	**13.3p**	12.7p	0.9p	11.8p

i) *There is no difference between basic and diluted earnings per ordinary share.*

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

CONSOLIDATED BALANCE SHEET

	As at 31 Dec 2001 £m	As at 31 Dec 2000 £m (restated)
Fixed assets:		
Intangible assets	**798**	876
Tangible assets	**3,707**	3,863
Investments	**663**	562
	5,168	5,301
Current assets:		
Stocks	**98**	99
Debtors: amounts falling due within one year	**616**	522
Debtors: amounts falling due after one year	**125**	95
Investments	**326**	129
Cash at bank and in hand	**92**	65
	1,257	910
Creditors: amounts falling due within one year:		
Borrowings	**(493)**	(321)
Other creditors	**(847)**	(831)
	(1,340)	(1,152)
Net current liabilities	**(83)**	(242)
Total assets less current liabilities	**5,085**	5,059
Creditors: amounts falling due after more than one year:		
Borrowings	**(463)**	(233)
Other creditors	**(228)**	(257)
	(691)	(490)
Provisions for liabilities and charges	**(864)**	(1,211)
	3,530	3,358
CAPITAL AND RESERVES		
BG shareholders' funds	**3,406**	3,158
Minority shareholders' interest	**124**	200
	3,530	3,358

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

Fourth Quarter 2001 £m		Full Year 2001 £m
186	Profit for the financial period	586
(52)	Dividend	(105)
134		481
(212)	Currency translation adjustments (i)	(233)
(78)	Net movement in BG shareholders' funds for the financial period	248
	BG shareholders' funds at the beginning of the period:	
3,484	- as previously published	3,550
-	- restatement to prior period (ii)	(392)
3,484	- as restated	3,158
3,406	BG shareholders' funds as at 31 December	3,406

i) Includes the retranslation of the Group's net investments in MetroGAS (£121 million for the year) and Comgas (£97 million for the year) at the rate of exchange prevailing at the balance sheet date. In the case of MetroGAS, the rate prevailing on 11 January 2002 has been used.

ii) 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

CONSOLIDATED CASH FLOW STATEMENT
CONTINUING OPERATIONS

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m		Full Year 2001 £m	Full Year 2000 £m
194	85	Total operating profit	**867**	374
-	96	Less: Exceptional operating items	**(34)**	314
194	181	Total operating profit excluding exceptional items	**833**	688
(28)	(36)	Less: share of operating profit in joint ventures and associated undertakings	**(140)**	(133)
166	145	Group operating profit excluding exceptional items	**693**	555
104	106	Depreciation and amortisation	**392**	422
(6)	(2)	Provisions and other non-cash flow items	**(20)**	(35)
-	54	Working capital	**(228)**	(98)
264	303	**Cash flow from normal operating activities**	**837**	844
-	-	Movement in provision on sale of certain long-term contracts	**(184)**	-
-	-	Receipt of exceptional income	**34**	-
-	178	Deferred income re: Premier Power CCGT project	**-**	178
-	18	Net impact of demerger	**(21)**	56
264	499	**Net cash flow from operating activities**	**666**	1,078
-	129	Dividends received from Lattice (i)	**-**	129
34	17	**Dividends from joint ventures and associated undertakings**	**75**	28
(13)	(24)	**Returns on investments and servicing of finance (ii)**	**(40)**	(30)
(90)	(106)	**Tax paid**	**(261)**	(200)
(291)	(268)	**Capital expenditure and investment**	**(998)**	(860)
420	9	**Proceeds from sales of assets**	**475**	540
(52)	(173)	**Equity dividends paid**	**(103)**	(332)
(60)	(105)	**Management of liquid resources**	**(201)**	(30)
212	(22)	**Net cash flow before financing**	**(387)**	323
-	43	Changes in share capital	**-**	40
3	2	Shares issued to minority interests	**10**	7
(171)	228	Net movement in borrowings	**405**	114
-	(234)	Funding movements with Lattice (iii)	**-**	(462)
(168)	39	**Net cash flow from financing activities**	**415**	(301)
44	17	NET MOVEMENT IN CASH	**28**	22
45	47	Opening cash	**64**	31
3	-	Changing values of currency	**-**	11
92	64	CLOSING CASH (iv)	**92**	64

i) Represents dividends received from Lattice Group plc, mainly in respect of the proportion of the 2000 Group interim dividend allocated to the businesses demerged to Lattice, effective 23 October 2000.
ii) Includes capitalised interest for the fourth quarter of £8 million (2000 £3 million) and for the year of £22 million (2000 £13 million) and £17 million received in respect of exceptional items (see note 2).
iii) In 2000, represents settlement of balances between BG and the businesses demerged to Lattice.
iv) Represents cash at bank and in hand of £92 million (2000 £65 million) offset by bank overdrafts of £nil (2000 £(1) million).

RECONCILIATION OF NET BORROWINGS – FULL YEAR

	£m
Net borrowings as at 1 January 2001	(360)
Net increase in cash in the period	28
Cash outflow from the management of liquid resources	201
Net increase in gross borrowings	(405)
Foreign exchange	(2)
Net borrowings as at 31 December 2001	(538)

Net borrowings attributable to MetroGAS, Comgas and Gujarat Gas were £452 million (1 January 2001 £343 million).

The year end gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 13.2% (1 January 2001 9.7% (restated)).

As at 31 December 2001 BG's share of non-recourse borrowings in its joint ventures and associated undertakings was £0.6 billion (2000 £0.65 billion). This non-recourse debt is included in BG's share of the net assets in these joint ventures and associated undertakings, which is consolidated in BG's accounts.

LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 31 December 2001, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited (BGEH) (as borrower and as guarantor of the borrowings of certain wholly-owned subsidiary undertakings), and MetroGAS and Comgas, which conduct their borrowing activities on a stand-alone basis.

As at 31 December 2001, BGEH had a US$1.0 billion US Commercial Paper Programme, which was unutilised. BGEH also had a US$1.0 billion Eurocommercial Paper Programme, of which US$983 million was unutilised.

BGEH also had 364-day committed multicurrency revolving borrowing facilities maturing in 2002 of US$617 million, and medium-term committed multicurrency revolving borrowing facilities maturing in 2003 of US$650 million, on which commitment fees of between 12.5 and 17.5 basis points per annum are payable. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of £605 million, of which £346 million was unutilised.

MetroGAS had uncommitted borrowing facilities of US$94 million, which were fully utilised.

Comgas had unutilised committed borrowing facilities of Brazilian reals (BRL) 34 million and uncommitted borrowing facilities of BRL 1,051 million, of which BRL 628 million was unutilised.

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2000, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts, with the exception of Financial Reporting Standard (FRS) 19, 'Deferred Tax', which, as disclosed in those statutory accounts, has been adopted by BG as of 1 January 2001 (see below).

Continuing operations exclude those activities demerged to Lattice Group plc in October 2000 – principally comprising Transco. 2000 results including discontinued operations are presented on pages 24 and 25.

Implementation of new accounting standard: FRS 19, 'Deferred Tax'

FRS 19 has been implemented with effect from 1 January 2001. Under FRS 19, deferred tax is provided for all timing differences in full. BG does not discount the provision. As the adoption represents a change in accounting policy, prior periods have been restated. Opening net assets have been reduced by £392 million and the effective tax rate for 2001 has been reduced by approximately 2% as a result of the adoption. Results above the profit before taxation line are not impacted.

The 2001 first quarter results, note 7, sets out the impact of the adoption of FRS 19 on the quarterly results of 2000, continuing operations only.

2. Exceptional items: continuing operations

Fourth Quarter			Full Year	
2001	2000		**2001**	2000
£m	£m		**£m**	£m
-	-	Turnover: House of Lords judgment	**34**	-
		Operating costs:		
-	-	- Storage impairment	**-**	(200)
-	(29)	- Premier Power CCGT project costs	**-**	(29)
-	(67)	- demerger costs	**-**	(85)
-	(96)	Impact on operating profit	**34**	(314)
78	-	Profit on disposal of fixed assets	**98**	280
-	-	Interest: House of Lords judgment	**17**	-
78	(96)	Impact on profit before tax	**149**	(34)
(7)	3	Tax impact of exceptional items	**(28)**	63
71	(93)	Impact on earnings	**121**	29

2. Exceptional items (continued)

2001 fourth quarter: Disposal of BG Storage Limited and associated assets

BG disposed of BG Storage Limited for a profit of £56 million; proceeds of £381 million arose from the sale. The associated assets sold included the Amethyst gas processing condensation transport agreement and BG's interest in the offshore York discovery, generating further proceeds of £40 million and a profit of £22 million. The resulting tax impact was a £7 million charge, leading to a net £71 million increase in earnings.

2001 fourth quarter: Disposal of BG Rimi

During the fourth quarter, BG disposed of BG Rimi generating proceeds of £11 million. No profit or loss arose on the sale.

2001 first quarter: House of Lords judgment

The House of Lords judgment in favour of the Central Area Transmission System (CATS) partners (BG 51.18%) in their dispute with Teesside Gas Transportation Limited (an Enron Corp. subsidiary) gave rise to income of £34 million (Exploration and Production) and £17 million interest receivable. The resulting tax impact was a £15 million charge, leading to a net £36 million increase in earnings.

2001 first quarter: Partial disposal of investment

BG disposed of a 24.5% share in Phoenix Natural Gas Limited (Phoenix), the Northern Ireland natural gas distribution company. The sale reduced BG's interest in Phoenix to 51% and realised proceeds of £49 million resulting in a £21 million profit (Transmission and Distribution). The resulting tax impact was a £6 million charge.

2000 fourth quarter: Restructuring costs

During the fourth quarter of 2000, Power Generation incurred costs of £29 million relating to the restructuring required at Premier Power following the conclusion of all agreements necessary to proceed with the CCGT project.

2000 second quarter: Impairment

A review of the carrying value of the UK storage assets resulted in a £200 million exceptional charge to operating profit (Storage) in respect of the impairment of the Rough offshore storage facility.

2000 second, third and fourth quarters: Demerger costs

BG incurred costs associated with the demerger, including corporate restructuring costs, of £85 million (Other activities) of which, £16 million was incurred in the second quarter, £2 million in the third quarter and £67 million in the fourth quarter.

2000 first quarter: Disposal of fixed asset investments

The £280 million profit arising on disposal includes the disposal of BG's interest in Dynegy Inc., which resulted in a profit of £305 million (Other activities). Proceeds of £466 million arose on the sale.

3. Segmental analysis: continuing operations excluding exceptional items

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m	Turnover excluding share of joint ventures	Full Year 2001 £m	Full Year 2000 £m
371	362	Exploration and Production (i)	**1,413**	1,258
20	16	Liquefied Natural Gas	**81**	31
191	182	Transmission and Distribution	**834**	766
49	56	Power Generation	**192**	183
12	19	Storage	**75**	77
21	26	Other activities	**90**	54
(7)	(9)	Less: intra-group sales	**(47)**	(27)
657	652		**2,638**	2,342

	Group operating profit/(loss)		Share of operating profit in joint ventures and associated undertakings		Total operating profit/(loss)	
Fourth Quarter	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Exploration and Production	**153**	144	-	-	**153**	144
Liquefied Natural Gas	**5**	(1)	**4**	8	**9**	7
Transmission and Distribution	**22**	2	**7**	7	**29**	9
Power Generation (i)	**8**	12	**17**	21	**25**	33
Storage	**1**	-	-	-	**1**	-
Other activities (i)	**(23)**	(12)	-	-	**(23)**	(12)
	166	145	**28**	36	**194**	181
Full Year						
Exploration and Production (i)	**606**	509	-	4	**606**	513
Liquefied Natural Gas	**(1)**	(5)	**30**	30	**29**	25
Transmission and Distribution	**90**	54	**29**	24	**119**	78
Power Generation (i)	**23**	29	**81**	73	**104**	102
Storage (i)	**21**	3	-	-	**21**	3
Other activities (i)	**(46)**	(35)	-	2	**(46)**	(33)
	693	555	**140**	133	**833**	688

i) The above results are stated excluding exceptional items. Exceptional items impact the 2001 results of Exploration and Production and the 2000 results of Storage, Power Generation and Other activities. These are: £34 million receipt in 2001 (turnover and operating profit) to Exploration and Production in respect of the House of Lords judgment in favour of the CATS partners in the first quarter; £200 million operating charge in 2000 to Storage in respect of an impairment of assets in the second quarter; £29 million operating charge in 2000 to Power Generation in respect of restructuring costs at Premier Power incurred in the fourth quarter; and £85 million operating charge in 2000 to Other activities in respect of demerger costs, of which £67 million was incurred in the fourth quarter.

BG's share of turnover and operating profit in joint ventures for the fourth quarter was £41 million (2000 £48 million) and £13 million (2000 £18 million) respectively; and for the full year was £147 million (2000 £174 million) and £68 million (2000 £59 million) respectively.

4. Exploration and production: operating and financial data

Fourth Quarter 2001	Fourth Quarter 2000			Full Year 2001	Full Year 2000	
			Production volumes (mmboe)			
4.8	2.2	*+118%*	- oil	**13.4**	9.9	*+35%*
3.7	4.2	*-12%*	- liquids	**14.7**	14.9	*-1%*
21.2	20.4	*+4%*	- gas	**80.7**	77.7	*+4%*
29.7	26.8	*+11%*	- total	**108.8**	102.5	*+6%*
3.6	2.2	*+64%*	Volume of gas purchased for resale (mmboe)	**11.5**	10.3	*+12%*
£13.19	£18.04	*-27%*	Average realised oil price per barrel	**£16.63**	£18.42	*-10%*
($19.13)	($26.16)	*-27%*		**($23.97)**	($28.07)	*-15%*
£7.58	£13.25	*-43%*	Average realised liquids price per barrel	**£9.43**	£11.32	*-17%*
($10.99)	($19.21)	*-43%*		**($13.60)**	($17.25)	*-21%*
18.16p	16.90p	*+7%*	Average realised UK gas price per produced therm	**16.85p**	15.06p	*+12%*
13.02p	13.30p	*-2%*	Average realised International gas price per produced therm	**13.62p**	11.92p	*+14%*
15.91p	15.50p	*+3%*	Average realised gas price per produced therm	**15.48p**	13.84p	*+12%*
16.17p	16.49p	*-2%*	Average realised gas price per therm	**16.12p**	14.01p	*+15%*
£1.01	£0.98	*+3%*	Lifting costs per boe	**£1.05**	£1.12	*-6%*
($1.46)	($1.42)	*+3%*		**($1.51)**	($1.70)	*-11%*

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance

Fourth Quarter 2001	Fourth Quarter 2000			Full Year 2001	Full Year 2000	
£2.22	£2.05	*+8%*	Operating expenditure per boe	**£2.05**	£2.09	*-2%*
($3.22)	($2.97)	*+8%*		**($2.96)**	($3.19)	*-7%*
171	145	*+18%*	Development expenditure (£m)	**585**	464	*+26%*
			Gross exploration expenditure (£m)			
23	17	*+35%*	- capitalised expenditure	**77**	85	*-9%*
23	21	*+10%*	- other expenditure	**59**	54	*+9%*
46	38	*+21%*	- gross expenditure	**136**	139	*-2%*

92% of BG's 2001 UK gas was sold under term contracts.

48% of BG's 2001 production volumes was indexed to oil or oil product prices.

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that a US$1.00 movement in the Brent price would have an impact on operating profit in 2002 of approximately £30 million.

5. Net interest: continuing operations

Fourth Quarter 2001 £m	Fourth Quarter 2000 £m		Full Year 2001 £m	Full Year 2000 £m
(8)	(12)	Net interest payable on net borrowings	**(39)**	(14)
-	7	Interest received on tax refund	**-**	7
8	3	Interest capitalised	**22**	13
-	(2)		**(17)**	6
(2)	(9)	Unwinding of discount on provisions (i)	**(14)**	(40)
(2)	(3)	Unwinding of discount on deferred income	**(9)**	(11)
(4)	(14)	Net interest: Group	**(40)**	(45)
(7)	(5)	Joint ventures	**(27)**	(15)
(2)	(4)	Associated undertakings	**(13)**	(20)
(13)	(23)	Total net interest: excluding exceptional items	**(80)**	(80)
-	-	Interest receivable on House of Lords judgment in favour of the CATS partners	**17**	-
(13)	(23)	Total net interest: including exceptional items	**(63)**	(80)

i) Relates to the unwinding of the discount on provisions, included in the profit and loss account as a financial item within the net interest charge. The charge comprises interest arising on provisions in respect of: certain long-term gas sales contracts for the fourth quarter of £nil (2000 £5 million) and for the full year of £nil (2000 £26 million) and decommissioning costs for the fourth quarter of £2 million (2000 £4 million) and for the full year of £14 million (2000 £14 million).

6. Taxation: continuing operations

The tax charge for the full year before exceptional items was £259 million (2000 £177 million), representing an effective tax rate of 34.5% (2000 29.1%) and the tax charge including exceptional items was £287 million (2000 £114 million), representing an effective tax rate of 31.8% (2000 20%). The Group's effective tax rate for 2002 is estimated to be broadly in line with the rate for 2001. Any adjustment to the rate will be made in the fourth quarter of 2002.

7. Earnings per ordinary share: continuing operations

Reconciliation of earnings and earnings per share including and excluding exceptional items

Fourth Quarter 2001 £m	Fourth Quarter 2001 Pence per ordinary share	Fourth Quarter 2000 (restated) £m	Fourth Quarter 2000 (restated) Pence per ordinary share		Full Year 2001 £m	Full Year 2001 Pence per ordinary share	Full Year 2000 (restated) £m	Full Year 2000 (restated) Pence per ordinary share
186	**5.3**	17	0.5	Earnings	**586**	**16.7**	441	12.7
-	-	-	-	Exceptional income (i)	**(51)**	**(1.4)**	-	-
-	-	-	-	Impairment of assets	-	-	200	5.8
-	-	67	1.9	Demerger costs	-	-	85	2.4
-	-	29	0.8	Restructuring costs	-	-	29	0.8
(78)	**(2.2)**	-	-	Profit on disposals	**(98)**	**(2.8)**	(280)	(8.1)
7	**0.2**	(3)	(0.1)	Tax impact of above	**28**	**0.8**	(63)	(1.8)
115	**3.3**	110	3.1	Earnings – excluding exceptional items	**465**	**13.3**	412	11.8

Earnings and earnings per share before interest, tax, depreciation and amortisation – including and excluding exceptional items

Fourth Quarter 2001 £m	Fourth Quarter 2001 Pence per ordinary share	Fourth Quarter 2000 (restated) £m	Fourth Quarter 2000 (restated) Pence per ordinary share		Full Year 2001 £m	Full Year 2001 Pence per ordinary share	Full Year 2000 (restated) £m	Full Year 2000 (restated) Pence per ordinary share
186	**5.3**	17	0.5	Earnings	**586**	**16.7**	441	12.7
7	**0.2**	1	-	Minority Interest	**29**	**0.8**	19	0.5
66	**1.9**	44	1.3	Tax	**287**	**8.3**	114	3.3
13	**0.3**	23	0.6	Interest	**63**	**1.8**	80	2.3
104	**3.0**	106	3.0	Depreciation and amortisation	**392**	**11.2**	422	12.1
-	-	-	-	Impairment of assets	-	-	200	5.8
376	**10.7**	191	5.4	EBITDA – including exceptional items	**1,357**	**38.8**	1,276	36.7
-	-	-	-	Exceptional income (i)	**(34)**	**(1.0)**	-	-
-	-	67	1.9	Demerger costs	-	-	85	2.4
-	-	29	0.8	Restructuring costs	-	-	29	0.8
(78)	**(2.2)**	-	-	Profit on disposals	**(98)**	**(2.8)**	(280)	(8.1)
298	**8.5**	287	8.1	EBITDA – excluding exceptional items	**1,225**	**35.0**	1,110	31.8

i) Relates to the House of Lords judgment in favour of the CATS partners.

Earnings per share calculations in 2001 are based on shares in issue of 3,497 million.

There is no difference between the figures presented above and diluted earnings per share.

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

Quarterly information: continuing operations earnings and earnings per share

	2001 £m	2000 £m *(restated)*	**2001 pence**	2000 pence *(restated)*
First quarter				
- including exceptional items	**187**	406	**5.3**	11.7
- excluding exceptional items	**136**	121	**3.9**	3.5
Second quarter				
- including exceptional items	**111**	(60)	**3.2**	(1.7)
- excluding exceptional items	**112**	95	**3.2**	2.7
Third quarter				
- including exceptional items	**102**	78	**2.9**	2.2
- excluding exceptional items	**102**	86	**2.9**	2.5
Fourth quarter				
- including exceptional items	**186**	17	**5.3**	0.5
- excluding exceptional items	**115**	110	**3.3**	3.1
Full year				
- including exceptional items	**586**	441	**16.7**	12.7
- excluding exceptional items	**465**	412	**13.3**	11.8

	BG shareholders' funds as at the period end: continuing operations	
	2001 £m	2000 £m *(restated)*
First quarter	**3,386**	3,140
Second quarter	**3,443**	3,025
Third quarter	**3,484**	3,159
Fourth quarter	**3,406**	3,158

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

9. Group information for the full year, including discontinued operations

The information set out in this note represents all the operations of the Group for the full year, including (for the year ended 31 December 2000) those operations demerged to Lattice Group plc effective 23 October 2000. Further information regarding the impact of the demerger on BG is set out in the 2000 statutory accounts. There were no discontinued operations in 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – FULL YEAR

	2001 £m	2000 £m *(restated)*
Turnover – excluding joint ventures	**2,672**	4,769
Operating costs	**(1,945)**	(3,764)
Group operating profit	**727**	1,005
Share of operating profits less losses in joint ventures and associated undertakings	**140**	132
Total operating profit	**867**	1,137
Profit on disposal of fixed assets	**98**	276
Profit on ordinary activities	**965**	1,413
Net interest	**(63)**	(459)
Profit on ordinary activities before taxation	**902**	954
Tax on profit on ordinary activities	**(287)**	(281)
Profit on ordinary activities after taxation	**615**	673
Minority shareholders' interest	**(29)**	(19)
Earnings	**586**	654
Earnings per ordinary share – including exceptional items	**16.7p**	18.8p
Earnings per ordinary share – excluding exceptional items	**13.3p**	19.1p
Diluted earnings per ordinary share – including exceptional items	**16.7p**	18.8p
Diluted earnings per ordinary share – excluding exceptional items	**13.3p**	19.1p

NOTE: 2000 figures have been restated to reflect the implementation of FRS 19, 'Deferred Tax', on 1 January 2001 (see note 1).

Group information for the full year, including discontinued operations (continued)

CONSOLIDATED CASH FLOW STATEMENT – FULL YEAR

	2001 £m	2000 £m
Total operating profit	**867**	1,137
Less: Exceptional operating items	**(34)**	357
Total operating profit excluding exceptional items	**833**	1,494
Less: share of operating profit in joint ventures and associated undertakings	**(140)**	(132)
Group operating profit	**693**	1,362
Historical cost depreciation	**392**	726
Depreciation in excess of historical cost depreciation	**-**	107
Provisions and other non-cash flow items	**(204)**	(73)
Exceptional items	**13**	(91)
Movement in working capital	**(228)**	591
Net cash flow from operating activities	**666**	2,622
Dividends from joint ventures and associated undertakings	**75**	28
Returns on investments and servicing of finance	**(40)**	(247)
Tax paid	**(261)**	(423)
Capital expenditure and investment	**(998)**	(1,406)
Proceeds from sales of assets	**475**	618
Equity dividends paid	**(103)**	(332)
Management of liquid resources	**(201)**	9
Net cash flow before financing	**(387)**	869
Issue of ordinary share capital	**-**	44
Repurchase of share capital	**-**	(4)
Shares issued to minority shareholders	**10**	7
Net movement in borrowings	**405**	(938)
Repayment of finance leases	**-**	(7)
Net cash flow from financing activities	**415**	(898)
NET MOVEMENT IN CASH	**28**	(29)
Opening cash	**64**	30
Less: net overdraft attributable to businesses demerged	**-**	52
Changing values of currency	**-**	11
CLOSING CASH	**92**	64

Supplementary information for North American investors (unaudited)

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the United Kingdom (UK GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). The adjustments necessary to restate net income for the periods and shareholders' funds in accordance with US GAAP are shown in the tables set out below. Details of these differences are given in BG's statutory accounts for the year ended December 31, 2000.

On January 1, 2001, BG adopted Financial Accounting Standard (FAS) 133, 'Accounting for Derivative Instruments and Hedging Activities'.

ESTIMATED EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

	Full Year	
	2001	2000
	£m	£m
Net income (UK GAAP)	**586**	441
Less: restatement for UK accounting policy change (i)	**-**	(47)
As previously reported for 2000 less restatement for demerger	**586**	394
US GAAP adjustments:		
Impairment of fixed assets	**-**	200
Pension costs	**(14)**	(9)
Goodwill	**(14)**	(20)
Reversal of goodwill written off	**-**	24
Profit on disposal (ii)	**(200)**	-
Commodity contracts	**16**	-
Currency and interest rate derivative instruments	**6**	-
Currency translation adjustment	**(139)**	-
Taxes	**107**	165
Income before cumulative effect of a change in accounting principle	**348**	754
Cumulative effect on prior periods of adoption of FAS 133:		
- Commodity contracts valued at December 31, 2000 (net of tax of £8 million) (iii)	**(20)**	
- Commodity contracts valued at June 30, 2001 (net of tax of £15 million) (iii)	**(34)**	-
Net income (US GAAP):		
- continuing operations	**294**	754
- discontinued operations (iv)	**-**	195
	294	949
Currency translation adjustments	**(95)**	45
Cumulative effect on prior years (to December 31, 2000) of adoption of FAS 133:		
- Currency and interest rate derivative instruments (net of tax of £2 million)	**(3)**	-
Other comprehensive income:		
- continuing operations	**196**	799
- discontinued operations	**-**	195
	196	994
Earnings per ADS (US GAAP)		
- continuing operations	**£0.42**	£1.08
- discontinued operations	**-**	£0.28
	£0.42	£1.36

ESTIMATED EFFECT ON SHAREHOLDERS' FUNDS OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

	As at December 31	
	2001	2000
	£m	£m
BG shareholders' funds (UK GAAP)	**3,406**	3,158
Less: restatement for UK accounting policy change (i)	**-**	392
As previously reported for 2000 less restatement for demerger	**3,406**	3,550
US GAAP adjustments:		
Impairment of fixed assets (ii)	**-**	200
Pension costs	**51**	65
Goodwill	**83**	97
Commodity contracts	**(61)**	-
Taxes	**37**	(488)
Own shares	**(15)**	(14)
Dividend	**52**	51
BG shareholders' funds (US GAAP)	**3,553**	3,461

i) *BG adopted FRS 19, 'Deferred Taxation', in 2001, which resulted in a prior year adjustment under UK GAAP. There was no corresponding change in taxation accounting under US GAAP. The prior year adjustment is therefore reversed in the calculation of net income and shareholders' equity under US GAAP.*

ii) *This adjustment has been reversed as the asset to which the impairment relates has been sold. The income statement reconciliation for the year has been amended accordingly.*

iii) *BG adopted FAS 133, for US reporting purposes, on January 1, 2001. As at this date certain of BG's long-term gas contracts were valued and a transition adjustment recorded. Following the issue of guidance by the Derivatives Implementation Group during 2001, certain of BG's long-term contracts which had not previously fallen within the scope of FAS 133 were valued and presented as part of the US reconciliation, with an adoption date of July 1, 2001.*

iv) *Discontinued operations comprise those activities demerged to Lattice Group plc in October 2000 – principally Transco. US net income is presented net for discontinued operations and comprises UK net income of £355 million, together with US GAAP adjustments for replacement expenditure (£120 million), pension costs (£(56) million), swap termination (£(3) million) and taxes (£(221) million).*

Enquiries

Enquiries relating to BG's results, business and financial position should be made to:

Investor Relations Department
BG Group plc
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT

Tel: 0118 929 3025
e-mail: invrel@bg-group.com

General enquiries about shareholder matters should be made to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3951

Financial Calendar

Annual General Meeting	**29 April 2002**
Ex-dividend date for 2001 final dividend	**24 April 2002**
Record date for 2001 final dividend	**26 April 2002**
Announcement of 2002 first quarter results	**9 May 2002**
Payment of 2001 final dividend:	
UK holders	**7 June 2002**
American depository receipt holders	**17 June 2002**
Announcement of 2002 second quarter and half year results	**25 July 2002**

A web cast of the Investor Presentation will be available on 21 February at 14:00 at www.BG-Group.com. The presentation will remain on the web page for 30 days after 21 February 2002.

An interview with Frank Chapman on video/audio and text will be available from 12:00 on the 21 February 2002 on www.cantos.com.

BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading, RG6 1PT
Registered in England No. 3690065